November 28, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Kathleen Collins, Accounting Branch Chief Melissa Kindelan, Staff Accountant Christine Davis, Assistant Chief Accountant

Re:	Aruba Networks, Inc. Form 10-K for the Fiscal Year Ended July 31, 2011 Filed September 27, 2011 File No. 001-33347

Ladies and Gentlemen:

Aruba Networks, Inc. (the “Company”, “we”, or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 16, 2011 relating to the above-referenced filing.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended July 31, 2011
Notes to Consolidated Financial Statements
Note 1. The Company and its Significant Accounting Policies
Revenue Recognition and Sales Returns, page 64

1.	Your response indicates that since the adoption of ASU 2009-13 and 2009-14 you have not used ESP to allocate any arrangement consideration because you use VSOE for multiple element arrangements. However, we note you disclose that prior to the first quarter of fiscal 2011 you used software revenue guidance and the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date. If you have VSOE for your products please tell us why you used the residual method prior to fiscal 2011 instead of allocating the consideration to each element based on VSOE. If you do not have VSOE for your products prior to fiscal 2011, please tell us how it was established in fiscal 2011.

Securities and Exchange Commission
November 28, 2011

We respectfully advise the Staff that our accounting allocation methodology for non-software multiple element arrangements within the scope of ASU 2009-13 is based ultimately on an amount that equals VSOE of fair value for our support services; as we disclosed in our Form 10-K, the majority of our arrangements include only support services as the undelivered element. In particular, we currently do not have complex customer arrangements that require us to allocate amounts across multiple elements of an arrangement with different delivery and revenue recognition dates for elements, except simply for support services.

With only one undelivered element for support services, the amount allocated to such support services under the guidance of ASU 2009-13 cannot be lower than the contingent amount, pursuant to ASC 605-25-30-5. The support services amounts ultimately allocated and deferred are recognized on a prorata basis (over the support services period) and are subject to a prorata right of refund for any unused services and is considered contingent within the scope of ASC 605-25-30-5. Said differently, we limit the recognition of revenue related to an arrangement to the non-contingent amount as a result of allocating and deferring the appropriate contingent amount of support services revenue to be earned over the service period; the allocated and deferred contingent amount is equal to VSOE of fair value for such support services.

To be clearly responsive to the last sentence of your comment, we generally do not have VSOE of fair value for our products, except for support services. As explained above, the arrangement allocation methodology under the ASU 2009-13 guidance is ultimately dependent on the contingent value for our single undelivered element (i.e., support services).

We acknowledge the Staff’s comment and will thoroughly consider adding clarifying language related to ASC 605-25-30-5 to our FY 2012 Form 10-K in order to further improve our revenue recognition disclosures.

Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 329-5134. Thank you for your assistance.

Sincerely,

ARUBA NETWORKS, INC.

/s/ Alexa King

Alexa King, Esq.
Vice President, General Counsel and Corporate
Secretary

cc:	Michael M. Galvin, Chief Financial Officer Aruba Networks, Inc.